                                                                    EXHIBIT 99.4


                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

-------------------------------------------------------
NOTICE OF CHANGES IN SUBSIDIARY DIRECTOR'S SHAREHOLDING
-------------------------------------------------------

NAME OF DIRECTOR:                                     Leow Kim Keat

DATE OF NOTICE TO COMPANY:                            11/10/2002

DATE OF CHANGE OF SHAREHOLDING:                       10/10/2002

NAME OF REGISTERED HOLDER:                            Leow Kim Keat

CIRCUMSTANCE(S) GIVING RISE TO THE INTEREST:          Others
PLEASE SPECIFY DETAILS:                               Allotted shares pursuant
                                                      to the exercise of rights
                                                      to subscribe for new
                                                      shares under Chartered's
                                                      rights offering

     INFORMATION RELATING TO SHARES HELD IN THE NAME OF THE REGISTERED HOLDER:-

NO. OF SHARES WHICH ARE THE SUBJECT OF THE TRANSACTION:        18,742
% OF ISSUED SHARE CAPITAL:                                     0.00075

AMOUNT OF CONSIDERATION (EXCLUDING BROKERAGE AND
 STAMP DUTIES) PER SHARE PAID OR RECEIVED:                     S$1.00

NO. OF SHARES HELD BEFORE THE TRANSACTION:                     23,428
% OF ISSUED SHARE CAPITAL:                                     0.00094

NO. OF SHARES HELD AFTER THE TRANSACTION:                      42,170
% OF ISSUED SHARE CAPITAL:                                     0.0017

     HOLDINGS OF DIRECTOR, INCLUDING DIRECT AND DEEMED INTEREST:-

                                                       DEEMED       DIRECT
                                                       ------       -------
NO. OF SHARES HELD BEFORE THE TRANSACTION:               0           23,428
% OF ISSUED SHARE CAPITAL:                               0          0.00094

NO. OF SHARES HELD AFTER THE TRANSACTION:                0           42,170
% OF ISSUED SHARE CAPITAL:                               0           0.0017

TOTAL SHARES:                                            0           42,170

     Mr Leow Kim Keat is a director of Chartered Silicon Partners Pte Ltd, a subsidiary of Chartered Semiconductor Manufacturing Ltd.


Submitted by Nancy Tan See Sin, Joint Company Secretary on 11/10/2002 to the SGX